Mail Stop 4561

February 5, 2007

VIA USMAIL and FAX (609) 514-1806

Mr. Mark S. Stratton
Chief Executive Officer of Beacon Management Corporation (USA)
The Beacon Financial Futures Fund, L.P.
116 Village Boulevard, Suite 210
Princeton, New Jersey 08540

     Re: **The Beacon Financial Futures Fund, L.P.**
              Form 10-K for the year ended 12/31/2005
              Filed on 3/31/2006
              File No. 001-12486

Dear Mr. Mark S. Stratton:

We have reviewed your response letter dated January 17, 2007 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Statements Of Cash Flows

1.   We have read your response to comment one.   Please advise us how your presentation of "Statements of Changes in Partners' Capital" meets the provisions generally included for a statement of changes in net assets. Reference is made to Rule 6-09 of Regulation S-X. Please clarify or revise your presentation in future filings accordingly.

*   *   *   *

Mark S. Stratton
The Beacon Financial Futures Fund, L.P.
February 5, 2007
Page 2

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief